FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA-LED CONSORTIUM SIGNS Ps. 2,318 MILLION SERVICE
CONTRACT FOR THE AGUA PRIETA WATER TREATMENT
PROJECT IN JALISCO

Mexico City, September 29, 2009 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announces that an ICA-led consortium signed the 20-year service contract with the Jalisco State Water Commission (CEA) for the construction and operation of the Agua Prieta waste water treatment plant. The contract was awarded through a national public bidding process. The Ps. 2,318 million contract is a fixed price, fixed term contract that includes 33 months of construction and 207 months of operation. The project includes both private investment and public contributions through FONADIN, the federal government’s infrastructure investment fund. The value of the executive project, the construction of the civil works, and the electromechanical equipment totals Ps. 2,318 million, which is expected to be included in ICA’s third quarter backlog.

The ICA-led consortium will be responsible for the design, elaboration of the executive project, construction, electromechanical equipment, and testing; as well as the operation, conservation, maintenance of the water treatment plant, including the removal and final disposition of the residues and bio-solids generated by the plant.

The Agua Prieta plant is planned to have a treatment capacity of 8,500 liters per second. It will serve the Atemajac watershed in the Guadalajara metropolitan area. The watershed has a population of approximately 3.4 million persons, or 80% of the metropolitan area’s total.

The project is part of the water plan of the State of Jalisco, which includes the integrated and sustainable management of water resources, recovery and preservation of lakes, streams, and aquifers, increase in the coverage and improvement in the quality of services for potable water, sewage, water treatment, and water recycling.

The concessionaire is made up of the following shareholders: ICA, as consortium leader, with 50%; ATLATEC, S.A. de C.V., 34%; and Servicios de Agua Trident S.A. de C.V., 16%.

The project is expected to be financed with contributions from FONADIN, the National Fund for Infrastructure Development, equity contributions from the consortium, and commercial bank debt.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications

Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer